1-15419

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02044301

JUN 28 2002

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

PROCESSED
JUL 16 2002
THOMSON FINANCIAL

Commission File Number: 0-26001

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Celanese Americas Retirement Savings Plan
86 Morris Avenue
Summit, NJ 07901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Celanese AG
61476 Kronberg / Taunus
Germany

REQUIRED INFORMATION

Exhibit Index

SIGNATURE OF PLAN ADMINISTRATOR

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan

Date: June 18, 2002

By: ______________________

Michael E. Grom
Vice President, Finance & Chief Financial Officer

Celanese Americas Retirement Savings Plan

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

Investment and Benefit Committees
Celanese Americas Retirement
Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits as of and for the years ended December 31, 2001 and 2000 of the Celanese Americas Retirement Savings Plan. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 18, 2002

Celanese Americas Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits
as of December 31, 2001 and 2000

	2001	2000
Net Assets Available for Plan Benefits	(In thousands)	
Investments, at fair value:		
Time deposits	$ 189,371	$ 195,546
Short-term investments	10,526	22,410
Government obligations	42,090	41,676
Corporate stocks	460,177	537,156
Other investments	12,307	16,143
Loans to participants	16,448	17,670
Total investments	730,919	830,601
Contributions and other receivables	5,299	12,843
Payables	(6,610)	(12,831)
Net assets available for plan benefits	$ 729,608	$ 830,613

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2001 and 2000

Changes in Net Assets Available for Plan Benefits	2001	2000
	(In thousands)	
Investment income:		
Net appreciation (depreciation) in fair value of investments:		
Government obligations	$ (890)	$ 5,400
Fixed income securities	1,102	653
Corporate stocks	(46,211)	(31,212)
Total net depreciation in fair value of investments	(45,999)	(25,159)
Interest	12,460	20,655
Dividends	6,685	12,841
Total investment income	(26,854)	8,337
Contributions:		
Employer	13,883	12,818
Employee	27,579	25,195
Total contributions	41,462	38,013
Total additions	14,608	46,350
Transfer to other plans	-	(57,467)
Administrative expenses	(2,657)	(1,936)
Withdrawals and distributions	(112,956)	(195,454)
Change in net assets	(101,005)	(208,507)
Net assets:		
Beginning of year	830,613	1,039,120
End of year	$ 729,608	$ 830,613

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements

(1) Description of the Plan

The Celanese Americas Retirement Savings Plan (the "Plan") is a participant directed, defined contribution plan sponsored by Celanese Americas Corporation and Subsidiaries (the "Company"). The Plan covers certain employees of the Company and its participating affiliates ("Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants in the Plan should refer to the Plan document for details of the Plan's provisions.

(a) Employee Contributions

Participants may contribute from 2% to 15% of their compensation, as defined in the Plan document, through payroll deductions. Participants may designate contributions as either "before tax," "after tax" or a combination of both. Participants' before tax contributions and Company contributions are deferred compensation pursuant to Section 401(K) of the Internal Revenue Code. Contributions are subject to certain limitations.

(b) Company Contributions

The Company makes a contribution equal to the amount contributed by each Participant up to 5% of such Participant's compensation, as defined in the Plan document.

(c) Forfeitures

Forfeitures of non-vested Company contributions are used to reduce future employer contributions or to restore prior forfeitures under certain conditions. Forfeited accounts are not material to the Plan at December 31, 2001.

(d) Vesting

All Participants' contributions and income earned or losses incurred thereon are fully vested at all times. Company contributions and income earned or losses incurred thereon are vested either upon the completion of three years of continuous service with the Company, as defined in the Plan document, death, retirement, total and permanent disability, termination of employment by the Company (other than for cause) or the attainment of age 65.

(e) Distributions and Withdrawals

A Participant's entire vested account balance shall be payable upon termination of employment, retirement, disability, or death. Participants who suffer a "financial hardship" may withdraw all or part of their vested before tax contributions subject to certain provisions, as described in the Plan document. Distributions and withdrawals under the Plan are made in a lump sum in the form of cash. Payments are made soon as administratively practical within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.

(1) Description of the Plan (continued)

(f) Participant Accounts

Each Participant's account is credited with the Participant's contributions, the appropriate amount of the Company's contribution and an allocation of the Plan's earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the Participant's vested account.

(g) Investment Options

Plan Participants may direct the investment of their account in 1% increments among any of the following ten investment options. Beginning September 1, 2000, the Plan Participants' allowable transfers among investment options were adjusted from increments of 5% to increments of 1%. Funds G through J were added as investment options during 2000. Each of the Plan's investment options is managed for the Company by independent investment managers who employ a specific set of investment criteria endorsed and monitored by the Company.

Fund A Large-Cap Value Fund (formerly the Common Stock Fund) - Contributions to this fund are invested in common equity shares primarily of major U.S. corporations.

Fund B Fixed Interest Fund - Contributions to this fund are invested in a time deposit open account.

Fund C S&P 500 Index Fund (formerly the Stock Index Fund) - Contributions to this fund are invested in common shares of companies listed in the Standard & Poor's Composite Index of 500 Stocks.

Fund D Government Securities Fund - Contributions to this fund may be invested in short or long-term U.S. Treasury securities.

Fund E Small-Cap Growth Fund (formerly the Aggressive Growth Fund) - Contributions to this fund are invested in common stocks of smaller emerging growth companies.

Fund F Balanced Fund - Contributions to this fund are invested in a combination of various fixed income securities and equity investments.

Fund G Company Stock Fund - Contributions to this fund are invested in common shares of Celanese AG.

Fund H Core Bond Fund - Contributions to this fund are invested in U.S. Government securities, corporate bonds, mortgage-related securities and money market instruments that are U.S. dollar denominated and rated investment grade.

(1) Description of the Plan (continued)

(g) Investment Options (continued)

Fund I International Stock Fund - Contributions to this fund are invested in common stocks of companies outside the United States, mainly mid-size and large companies in developed countries.

Fund J Large-Cap Growth Fund - Contributions to this fund are invested in common stocks of large U.S. companies with dominant franchises and exceptional growth earnings prospects.

(h) Participant Loans

Participants who are actively working, and have a vested account balance of at least $2,000, may borrow up to 50% of the vested account balance. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years and, under certain circumstances, up to fifteen years. Loans are repaid in monthly installments and include interest charges. The interest rate on the loan, fixed on the last Wednesday of each month, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. Interest charged during the Plan year ranged from 6% to 10.5%.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are prepared under the accrual method of accounting.

(b) Trust Agreement and Valuation of Investments

Effective January 1, 2000, the Company entered into a Trust Agreement with Deutsche Bank (formerly Bankers Trust Company). The agreement with Deutsche Bank establishes a qualified Trust for the savings plan of the Company and certain affiliates. The assets of the trust are primarily comprised of investments in equity and fixed income securities and are managed by various investment managers appointed by the Company. The Plan's investments are stated at fair value, which is determined through quoted market prices. Loans to Participants are valued at cost, which approximates fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

The Company's Investment Committee oversees the Plan and has discretionary authority to appoint an agent to direct the purchase and sale of investments in the Plan. The Company appointed the Plan Administrator and Investment Committee as the named fiduciaries of the Plan.

(2) Summary of Significant Accounting Policies (continued)

(c) Risks and Uncertainties

The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions and world affairs.

The preparation of financial statements in accordance with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(d) Presentation

Certain amounts in prior years have been reclassified to conform to the current year presentation.

(3) Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
	2001	2000
Pyramid Equity Index Fund	$ 129,323,087	$ 178,681,046
Citibank Open Time Deposit	189,371,345	195,545,498

(4) Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Upon termination of the Plan, any Participant who is then an employee of the Company would become 100% vested in all Company contributions and income or losses thereon.

(5) Federal Income Taxes

The Internal Revenue Service issued its latest determination letter on March 29, 2000, which stated that the Plan is qualified under Internal Revenue Code ("Code") section 401 and that its underlying trust is exempt from Federal taxes under Code section 501(a). In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and the applicable provisions of the Code.

(6) Administrative Expenses

During Plan Year 2000, administrative expenses (principally record keeping costs and legal fees) incurred on behalf of the Plan were borne by the Company. Effective Plan Year 2001, these expenses are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions and related fees are paid from the respective funds from which they are levied, assessed or incurred.

(7) Transfer to and from Other Plans

On October 13, 1998, the Company reached an agreement to sell substantially all of the net assets of its U.S. and Mexican polyester businesses to a consortium of Isaac Saba Raffoul and his sons and Koch Industries Inc. ("KoSa"). The agreement provides that the parties shall conclude the transaction within 60 days, once mutually agreed upon conditions have been satisfied. The employees of the U.S. polyester business participated in the Plan through November 30, 1999, at which time they became eligible under the KoSa Retirement Savings Plan. The transfer of assets from the Plan took place before December 31, 1999 for a total of $223,526,000. Effective as of the asset transfer date, the buyer's defined contribution plan will assume the liabilities and obligations of the Plan's benefits to the U.S. continuing employees who were participants in the Plan. During 2000, final transfers from the Plan of $74,000 were made.

On November 27, 1999, Hoechst Roussel Vet, an affiliated animal health business, was sold to Akzo Nobel. During the transition period, which ended on March 31, 2000, employees continued to be covered by the Plan. As a result of the sale, the Plan transferred assets of $16,337,000 to the Akzo Nobel's savings plan in 2000. These assets were classified as net assets available for plan benefits as of December 31, 1999.

On December 15, 1999, Celgard LLC, a subsidiary of the Company, was sold to Daramic, Inc., and Polypore, Inc. During the transition period, which ended on January 31, 2000, the employees continued to be covered by the Plan. As a result of the sale, the Plan transferred assets of $15,410,000 to the Daramic, Inc. 401(k) Retirement Savings Plan in 2000. These assets were classified as net assets available for plan benefits as of December 31, 1999.

As a result of the demerger of Celanese from Hoechst AG, DyStar LP's employees' participation in the Plan ended on December 31, 1999. The Plan transferred the employees' account balances of $15,082,000 to the DyStar LP 401(K) Savings Plan in 2000. These assets were classified as net assets available for plan benefits as of December 31, 1999.

As a result of the demerger of Celanese from Hoechst AG, HiServ NA's employees' participation in the Plan ended on December 31, 1999. The Plan transferred the employees' account balances of $10,564,000 to the HiServ N.A., Inc. Savings Plan in 2000. These assets were classified as net assets available for plan benefits as of December 31, 1999.

No transfers were made to or from the Plan during 2001.

Celanese Americas Retirement Savings Plan
Schedule of Assets Held for Investment Purposes
As of December 31, 2001

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN PAGE 1

ACCOUNT 100192

CELANESE SAVINGS HOISINGTON GOVERNMENT-D

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PYRAMID DIRECTED ACCOUNT CASH FUND	82,161.660	82,161.66	82,161.66
UNITED STATES TREAS BD DTD 02/15/1996 6.000% 02/15/2026	1,959,000.000	1,955,267.88	2,015,634.69
UNITED STATES TREAS BD DTD 11/15/1996 6.500% 11/15/2026	7,994,000.000	9,208,459.92	8,755,908.14
UNITED STATES TREAS BOND DTD 02/15/1997 6.625% 02/15/2027	2,627,000.000	2,759,251.44	2,920,882.49
UNITED STATES TREASURY BOND 08/15/1997 6.375% 08/15/2027	8,410,000.000	9,388,558.04	9,078,847.30
UNITED STATES TREAS BD DTD 11/15/1997 6.125% 11/15/2027	1,078,000.000	1,104,444.69	1,130,045.84
UNITED STATES TREAS BD BD DTD 11/16/1998 5.250% 11/15/2028	2,100,000.000	1,988,191.41	1,961,211.00
UNITED STATES TREASURY BOND 5.375% DTD 15FEB2001 DUE 15FEB2031	16,475,000.000	16,210,572.45	16,227,875.00
ACCOUNT TOTAL		42,696,907.49	42,172,566.12

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN

ACCOUNT 100194

CELANESE SAVINGS BERNST LARGE CAP VAL-A

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PYRAMID DIRECTED ACCOUNT CASH FUND	4,404,072.990	4,404,072.99	4,404,072.99
AETNA INC COM STK USD0.001	150,510.000	5,230,975.05	4,965,324.90
AMERICAN ELEC PWR INC COM	255,877.000	10,631,138.47	11,138,325.81
ARROW ELECTRONICS.INC COM STK USD1	100,500.000	2,627,336.04	3,004,950.00
AVNET COM USD1	128,200.000	3,271,794.65	3,265,254.00
BANK OF AMERICA CORP COM STK USD0.01 (FRMLY BANKAMERICA CORP)	135,300.000	7,753,529.79	8,517,135.00
BANC ONE CORP COM NPV	168,800.000	6,561,995.56	6,591,640.00
CSX CORP COM	319,045.000	15,588,606.13	11,182,527.25
CHUBB CORP COM	38,600.000	2,786,833.75	2,663,400.00
CONSOLIDATED EDISON INC COM	66,800.000	2,550,448.69	2,696,048.00
CROWN CORK & SEAL COM STK USD5	3,900.000	126,465.47	9,906.00
DANA COM USD1	75,400.000	1,099,218.87	1,046,552.00
DOW CHEM CO COM	203,700.000	5,594,619.78	6,880,986.00
EASTMAN CHEMICAL CO COM STK USD0.01	126,277.000	8,290,042.25	4,927,328.54

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)

ACCOUNT 100194 CELANESE SAVINGS BERNST LARGE CAP

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FMC CORP COM NEW	76,330.000	4,644,481.50	4,541,635.00
FEDERATED DEPT STORES INC DEL COM	164,364.000	5,985,605.58	6,722,487.60
FLEET BOSTON FIN CORP COM STK USD.01 (FORMERLY FLEET BOSTON CORP)	113,100.000	4,195,878.69	4,128,150.00
GENUINE PARTS CO COM	53,600.000	1,306,399.85	1,967,120.00
GEORGIA PAC CORP COM	20,600.000	507,680.50	568,766.00
GOODRICH CORPORATION COM	11,736.000	421,815.73	312,412.32
GOODYEAR TIRE CO COMMON STOCK NPV	273,475.000	17,317,825.09	6,511,439.75
HEALTH NET INC COMMON STOCK NPV CLASS'A' (FORMELY FOUNDATION HEALTH SYS)	52,700.000	1,094,601.30	1,147,806.00
HEWLETT PACKARD CO COM	174,500.000	4,091,754.04	3,584,230.00
INGRAM MICRO INC CLASS A COM STK USD0.01	3,400.000	47,702.33	58,888.00
INTERNATIONAL PAPER CO COM	44,218.000	1,798,768.55	1,784,196.30
LIZ CLAIBORNE COM USD1	35,500.000	1,775,988.01	1,766,125.00
LUBRIZOL CORP NPV COM	102,900.000	3,100,683.29	3,610,761.00
LYONDELL PETROCHEMICAL CO COM	125,000.000	2,754,646.95	1,791,250.00
MAY DEPT STORES CO COM	98,900.000	3,308,446.64	3,657,322.00

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN

ACCOUNT 100194

CELANESE SAVINGS BERNST LARGE CAP

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
MILLENNIUM CHEMICAL COM STK	96,812.000	3,282,271.31	1,219,831.20
NATIONAL CITY CORP COM USD4	120,400.000	2,567,607.29	3,520,496.00
NORFOLK SOUTHN CORP COM	292,200.000	5,408,167.41	5,356,026.00
OCCIDENTAL PETROLEUM COM $US0.20	316,972.000	5,593,571.36	8,409,267.16
PACIFICARE HEALTH SYSTEMS INC COM STK	22,700.000	1,671,452.36	363,200.00
PFIZER INC COM	54,100.000	2,350,559.22	2,155,885.00
PHARMACIA CORP COMMON STOCK	47,000.000	2,322,655.16	2,004,550.00
PHILIP MORRIS COS INC COM	104,200.000	1,982,498.31	4,777,570.00
PHILIPS PETROLEUM COM $US1.25	144,900.000	7,130,447.74	8,731,674.00
QUANTUM CORP COMMON STOCK	295,600.000	4,971,649.19	2,911,660.00
QWEST COMMUNICATIONS INTL INC COM	75,800.000	896,093.95	1,071,054.00
SEARS ROEBUCK & CO COM	134,300.000	6,198,940.20	6,398,052.00
SMURFIT-STONE CONTAINER CORP COM	106,700.000	1,369,315.24	1,703,999.00
SOLECTRON CORP COM	110,700.000	1,627,851.96	1,248,696.00
SUPERVALU INC COM	77,505.000	1,101,522.84	1,714,410.60

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)

ACCOUNT 100194

CELANESE SAVINGS BERNST LARGE CAP

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
TJX COS INC NEW COM	79,000.000	2,229,221.85	3,148,940.00
TECH DATA CORP COM STK USD0.0015	52,200.000	1,215,882.49	2,259,216.00
TELLABS INC COM	152,200.000	2,063,546.80	2,276,912.00
TEMPLE INLAND INC COM	23,260.000	1,211,012.48	1,319,539.80
THOMAS & BETTS COM USD0.50	18,700.000	555,708.56	395,505.00
TORCHMARK CORP COM	52,200.000	2,176,525.47	2,053,026.00
VF CORP COM NPV	190,600.000	4,998,082.10	7,435,306.00
VALERO ENERGY CORP NEW COM	42,400.000	1,553,353.68	1,616,288.00
WACHOVIA CORP 2ND NEW COM	175,100.000	5,478,875.02	5,491,136.00
WASHINGTON MUT INC COM	234,950.000	8,098,267.32	7,682,865.00
WESTVACO CORP COM	154,517.000	5,169,664.95	4,396,008.65
WHIRLPOOL CORP COM USD1	13,100.000	643,236.32	960,623.00
WISCONSIN ENERGY CORP COM	72,885.000	1,875,014.55	1,644,285.60
WORLDCOM INC/WORLDCOM GROUP COMMON STOCK	563,900.000	7,771,231.84	7,939,712.00
ACCOUNT TOTAL		222,383,582.51	213,651,773.47

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)

ACCOUNT 100196

CELANESE SAVINGS COLUMBUS CIRCLE GRWTH-E

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
M-SYSTEMS FLASH U F COM SHARES	76,300.000	796,184.07	891,947.00
PYRAMID DIRECTED ACCOUNT CASH FUND	952,966.780	952,966.78	952,966.78
AK STEEL HOLDING CORP COM STK USD0.01	62,100.000	684,772.44	706,698.00
AEROFLEX INC COM	34,900.000	602,353.42	660,657.00
AFFYMETRIX INC COM STK NPV	20,400.000	599,588.24	770,100.00
ALPHA INDUSTRIES,INC COM STK USD0.25	16,800.000	498,401.53	366,240.00
AMERICAN MED SYS HLDGS INC COM	46,700.000	765,880.00	966,223.00
ARKANSAS BEST CORP COM STK USD0.01	41,600.000	837,966.06	1,198,912.00
ARMOR HOLDINGS INC COM	26,200.000	647,979.94	707,138.00
CBRL GROUP INC COM STK USD0.50 FRMLY(CRACKER BARREL OLD CTRY STORE INC)	26,900.000	712,031.20	791,936.00
CACI INTERNATIONAL INC CLASS 'A' COM STK USD0.10	18,200.000	601,055.00	718,627.00
COMMUNITY FIRST BANKSHARES INC COM	28,300.000	691,865.21	727,027.00
CONCEPTUS INC COM	46,800.000	712,485.70	1,104,480.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)

ACCOUNT 100196

CELANESE SAVINGS COLUMBUS CIRCLE GRWTH-

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
COVANCE COM STK USD0.01	48,500.000	950,936.61	1,100,950.00
DORAL FINL CORP COM	23,500.000	683,087.35	733,435.00
EDUCATION MANAGEMENT CORP COM STK USD0.01	20,500.000	824,215.77	743,125.00
ENDO PHARMACEUTICALS HLDGS INC COMMON STOCK	76,100.000	608,800.00	888,087.00
ENDOCARE INC COM	54,600.000	916,543.38	978,978.00
ETHAN ALLEN INTERIORS INC. COM STK USD0.01	30,600.000	1,087,206.68	1,272,654.00
EXULT INC DEL COMMON STOCK	56,600.000	936,134.52	908,430.00
FLIR SYSTEMS INC COMMON STOCK USD0.01	16,200.000	712,800.00	614,304.00
F5 NETWORKS INC USD0.01	36,100.000	724,967.34	777,594.00
FULLER(H.B.)CO	22,100.000	671,124.75	635,817.00
FURNITURE BRANDS INTL INC COM	33,400.000	943,832.66	1,069,468.00
GENESIS MICROCHIP INC COM	22,300.000	709,959.51	1,474,476.00
HCC INSURANCE HLDG COM STK USD	19,400.000	482,685.69	534,470.00
HARMANIC LIGHTWAVES COM STK USD0.001	65,000.000	804,112.98	781,300.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN

ACCOUNT 100196

CELANESE SAVINGS COLUMBUS CIRCLE GRWTH-

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
HILB.ROGAL & HAMILTON COM STK NPV	29,800.000	699,327.03	835,145.00
HOLLYWOOD ENTERTAINMENT CORP COM STK NPV	67,900.000	682,562.24	970,291.00
HUGHES SUPPLY,INC COM STK USD1	25,100.000	683,795.61	774,837.00
INCYTE GENOMICS INC COM	30,800.000	627,210.74	598,752.00
INFORMATICA CORP COM	66,100.000	842,598.23	959,111.00
INTERMAGNETICS GENERAL CORP COMMON STOCK USD0.10	43,792.000	1,068,406.45	1,134,212.80
INTERMUNE INC COMMON STOCK (FORMERLY INTERMUNE PHARMACEUTICALS INC)	19,000.000	744,032.34	935,940.00
INTRADO INC COMMON STOCK (FORMERLY SCC COMMUNICATIONS CORP)	29,700.000	798,142.61	795,960.00
ISIS PHARMACEUTICAL COM STK NPV	38,000.000	825,921.32	843,220.00
KOPIN CORP COM STK USD0.01	42,100.000	643,687.68	589,400.00
KULICKE & SOFFA INDUSTRIES,INC COM NPV	39,300.000	705,251.32	673,995.00
LIGAND PHARMACEUTICALS INC CL B COM	42,800.000	752,668.24	766,120.00
MPS GROUP INC COM STK	104,900.000	729,117.94	748,986.00

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)

ACCOUNT 100196

CELANESE SAVINGS COLUMBUS CIRCLE GRWTH-

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
MANUGISPICS GROUP INC COM STK USD0.002	33,600.000	636,096.40	708,288.00
MCAFEE COM CORP CL A	29,700.000	660,104.40	1,007,127.00
MICHAELS STORES INC COM STK USD0.10	21,700.000	578,011.52	715,015.00
MICROMUSE INC COM STK USD0.01	39,400.000	658,420.88	591,000.00
MICROTUNE INC COMMON STOCK USD0.001	38,800.000	886,856.56	910,248.00
MOHAWAK INDUSTRIES COMMON STOCK USD0.01	23,400.000	711,050.75	1,284,192.00
NPS PHARMACEUTICALS INC	24,100.000	814,932.15	923,030.00
NEUROCRINE BIOSCIENCES INC COMMON STOCK NPV	17,600.000	825,357.02	903,056.00
OSI PHARMACEUTICALS INC COM	14,100.000	642,357.19	644,934.00
OVERTURE SERVICES COM	59,100.000	1,141,895.73	2,093,913.00
PHARMACEUTICAL PRODUCT DEVELOPMENT COM STK USD0.01	27,900.000	803,987.99	901,449.00
PHOTON DYNAMICS INC COM	14,700.000	489,992.16	671,055.00
PIER 1 IMPORTS INC	51,100.000	784,737.59	886,074.00
POWERWAVE TECHNOLOGIES INC COM	43,900.000	721,862.24	758,592.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)

ACCOUNT 100196 CELANESE SAVINGS COLUMBUS CIRCLE GRWTH-

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
RPM INC COM STK NPV	52,400.000	757,469.00	757,704.00
REEBOK INTL LTD COM	28,800.000	757,965.33	763,200.00
REMINGTON OIL & GAS CORP COM	72,100.000	1,171,402.20	1,247,330.00
RIVERSTONE NETWORKS INC COMMON STOCK	41,000.000	603,771.86	680,600.00
SEARCHANGE INTERNATIONAL INC COM STK USD0.01	33,900.000	943,195.34	1,156,668.00
T-HQ INC COM NEW	10,700.000	430,035.17	518,629.00
TEKELEC INC COM STK NPV	34,800.000	649,387.64	630,228.00
TELETECH HLDGS INC COM	61,700.000	764,797.92	884,161.00
TITAN CORP COMMON STOCK USD0.01	19,800.000	524,373.30	494,010.00
UBIQUITEL INC COM	78,200.000	721,412.12	582,590.00
ULTRA PETROLEUM CORP COM	188,000.000	1,196,582.56	1,144,920.00
ACCOUNT TOTAL		48,838,713.60	55,560,022.58

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN PAGE 1

ACCOUNT 100199 CELANESE SAVINGS BT S&P 500 INDEX-C

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PYRAMID DISCRETIONARY ACCOUNT CASH FUND	125.750	125.75	125.75
PYRAMID EQUITY INDEX FUND	45,633.913	82,657,734.13	129,323,086.90
ACCOUNT TOTAL		82,657,859.88	129,323,212.65

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN

ACCOUNT 100309 CELANESE SAVINGS JP MORGAN BALANCED-F

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PYRAMID DIRECTED ACCOUNT CASH FUND	67,245.450	67,245.45	67,245.45
MGT PUBLIC BOND FUND (55299098)	523,111.648	7,323,950.51	8,212,852.87
MGT FIXED INCOME CORPORATE PVT PLCMT FD F/K/A MGT 55299097	38,546.850	455,102.62	431,724.72
MGT EMERGING MARKETS OPPORTUNITY FUND . 55299109	3,957.123	45,735.97	46,971.05
MGT CORP HIGH YIELD OPP FUND FORMERLY YIELD BOND FD (55299495)	33,682.892	384,091.37	349,628.42
MGT FIXED INCOME MTG F/K/A MTG MORTGAGE FUND PVT PLVMT 55299096	160,244.075	2,545,178.20	2,772,222.50
MGT INTERNATIONAL EQUITY FUND . 55299092	96,354.704	1,268,799.98	1,088,808.16
MGT LIQUIDITY FUND	493,405.820	493,405.82	493,405.82
MGT US DESCIPLINED EQUITY FORMERLY - LARGE COMPANY FUND (55299093)	314,433.268	5,581,912.53	6,376,706.68
MGT STRATEGIC SMALL COMPANY EQ FUND FORMERLY - SMALL COMPANY FUND (55299086)	70,916.948	1,029,914.23	1,257,357.49
ACCOUNT TOTAL		19,195,336.68	21,096,923.16

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)

ACCOUNT 100341 CELANESE SAVINGS CITIBANK FIXED INTRST-B

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PYRAMID DIRECTED ACCOUNT CASH FUND	33.650	33.65	33.65
CITIBANK OPEN TIME DEP FIXED INTEREST	189,371,344.580	189,371,344.58	189,371,344.58
ACCOUNT TOTAL		189,371,378.23	189,371,378.23

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN PAGE 1

ACCOUNT 100347

CELANESE SAVINGS LOAN FUND

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
LOANS TO PARTICIPANTS	17,272,956.400	17,272,956.40	17,272,956.40
ACCOUNT TOTAL		17,272,956.40	17,272,956.40

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN PAGE 1

ACCOUNT 100379 CELANESE SAVINGS C/D ACCOUNT

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PYRAMID DIRECTED ACCOUNT CASH FUND	3,622,014.940	3,622,014.94	3,622,014.94
ACCOUNT TOTAL		3,622,014.94	3,622,014.94

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN

ACCOUNT 172763

CELANESE SAVINGS PIMCO CORE BOND-H

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PIMCO FDS PAC INVT MGMT SER TOTAL RETURN FD II INSTL CL	822,990.034	8,579,516.78	8,345,118.94
ACCOUNT TOTAL		8,579,516.78	8,345,118.94

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN

ACCOUNT 172764

CELANESE SAVINGS PUTNAM INTERNATIONAL-I

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PYRAMID DIRECTED ACCOUNT CASH FUND	3,441.790	3,441.79	3,441.79
PUTNAM INTL GROWTH FD CL A	252,015.247	6,762,932.57	4,994,942.20
ACCOUNT TOTAL		6,766,374.36	4,998,383.99

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)

ACCOUNT 172766

CELANESE SAVINGS JANUS LARGE CAP
GRWTH-J

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FLEXTRONICS INTL LTD	13,430.000	294,793.86	322,185.70
PYRAMID DIRECTED ACCOUNT CASH FUND	508,424.480	508,424.48	508,424.48
AOL TIME WARNER COMMON STOCK	11,107.000	526,721.39	356,534.70
AMERICAN HOME PRODS CORP COM	3,735.000	215,653.82	229,179.60
ANADARKO PETE CORP COM	8,835.000	570,311.70	502,269.75
ANHEUSER BUSCH COS INC COM	5,800.000	239,781.89	262,218.00
APPLIED MATLS INC COM	7,715.000	460,180.57	309,371.50
BANK OF NEW YORK COM USD7.5	8,615.000	456,386.23	351,492.00
CABLEVISION NY GROUP CLASS 'A' COMMON STOCK USD0.01	6,015.000	359,161.62	285,411.75
CABLEVISION SYSTEMS CORP CL A RAINB MED	6,927.000	144,102.18	171,096.90
CITIGROUP INC COM	13,960.000	733,384.02	704,700.80
COLGATE PALMOLIVE CO COM	3,890.000	208,513.64	224,647.50
COMCAST CORP CL A SPL	15,510.000	571,091.17	558,360.00
EXXON MOBIL CORP COMMON STOCK	3,400.000	139,971.08	133,620.00

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN PAGE 2

ACCOUNT 172766

CELANESE SAVINGS JANUS LARGE CAP

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FEDERAL NATIONAL MORTGAGE ASSOC COM NPV	6,530.000	461,307.98	519,135.00
FLUOR CORP COM	5,190.000	217,578.92	194,106.00
GENENTECH INC COM STK	11,260.000	647,703.49	610,855.00
GENERAL ELECTRIC CO (U.S.)	16,665.000	922,354.78	667,933.20
HONEYWELL INTERNATIONAL COM STK USD1 FORMERLY ALLIEDSIGNAL INC	6,930.000	240,874.04	234,372.60
LIBERTY MEDIA CORP COMMON SERIES A	41,105.000	601,028.43	575,470.00
LINEAR TECHNOLOGY CORP COM	8,465.000	497,231.92	330,473.60
MGM MIRAGE INC	11,225.000	319,309.50	324,065.75
METRO-GOLDWYN-MAYER INC NEW COM	7,630.000	157,788.40	167,097.00
MICROSOFT CORP COMMON STOCK	11,145.000	687,645.21	738,356.25
MORGAN STANLEY DEAN WITTER DISCOVER & CO COM NEW	3,590.000	291,882.23	200,824.60
NOKIA CORP ADR	20,890.000	786,870.30	512,431.70
ORACLE CORP COM	13,545.000	226,509.62	187,056.45
PFIZER INC COM	15,855.000	659,621.13	631,821.75

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN

ACCOUNT 172766

CELANESE SAVINGS JANUS LARGE CAP

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
QWEST COMMUNICATIONS INTL INC COM	10,435.000	318,249.70	147,446.55
SCHERING PLOUGH CORP COM	5,780.000	218,004.98	206,981.80
SCHWAB CHARLES CORP NEW COM	12,130.000	342,493.21	187,651.10
SYMBOL TECHNOLOGIES INC	11,665.000	212,542.28	185,240.20
TEXAS INSTRS INC COM	6,880.000	363,986.80	192,640.00
VIACOM INC CLASS B COMMON	15,200.000	846,902.25	671,080.00
WAL MART STORES INC COM	4,455.000	227,678.38	256,385.25
WALGREEN CO COM	6,625.000	223,489.45	222,997.50
ACCOUNT TOTAL		14,899,530.65	12,883,933.98

Celanese Americas Corporation
EIN 22-1862783
Celanese Americas Retirement
Savings Plan – Plan No. 001

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
03/06/02 E25A 3ILYNN

ACCOUNT 177006

CELANESE SAVINGS COMPANY STOCK-G

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CELANESE AG COMMON STOCK	1,681,052.000	32,676,075.04	32,561,977.24
PYRAMID DIRECTED ACCOUNT CASH FUND	885,200.470	885,200.47	885,200.47
ACCOUNT TOTAL		33,561,275.51	33,447,177.71

Exhibit 23.1

Independent Auditors' Consent

The Supervisory Board
Celanese AG:

We consent to the incorporation by reference in the registration statements (Nos. 333-30284, 333-54008, and 333-36656) on Form S-8 of Celanese AG of our report dated February 8, 2002, except for paragraph 1 of note 28, which is as of February 21, 2002 and paragraph 2 of note 28, which is as of March 5, 2002, relating to the statements of net assets available for plan benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held for investment purposes as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Celanese Americas Retirement Savings Plan.

KPMG LLP

Short Hills, New Jersey
June 18, 2002